Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119	Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, New York 10153

July 26, 2013

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Perry Hindin

Re:	Dell Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A
Filed July 17, 2013 and July 24, 2013 by Carl C. Icahn, et al.
File No.  000-17017

Dear Mr. Hindin:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A by Icahn Capital LP, et al. (“Icahn”) on July 17, 2013 and July 24, 2013 with respect to Dell Inc. (“Dell”), including filings by Southeastern Asset Management, Inc. (“SAM”).  We are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2013.  Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Definitive Additional Soliciting Materials filed on July 17, 2013

1.
Staff Comment:  We note your letter dated July 17, 2013 and your revised filing that includes pro forma statements of income for the last completed fiscal year ended February 1, 2013 and the interim period ended May 3, 2013. Please advise us why it is appropriate to assume a “25% impact of full-year pro forma loss of $323 million from the sale of financing receivables.” Further, please clarify why the $323 million is an adjustment directly to operating income rather than another line on the pro forma statements of income.

Response:  In the pro forma statement of income for the last completed fiscal year ended February 1, 2013, Icahn and SAM assumed in footnote 2 a pro forma loss of $323 million from the sale of financing receivables.  This amount was obtained from the pro forma financial information provided by Dell’s Definitive Additional Materials on Schedule 14A filed on June 24, 2013, in which Dell disclosed break-even EV/EBITDA trading multiples that were “pro forma for loss of DFS income of $323mm” (see footnote 2 on page 34).  With respect to the pro forma statement of income for the interim period ended May 3, 2013, Icahn and SAM assumed a 25% impact of the full-year pro forma loss of $323 million from the sale of financing receivables.  In preparing the pro forma statement of income for such quarterly period, Icahn and SAM believed it was appropriate to adjust the annual pro forma loss of $323 million since the interim period only represents one fiscal quarter.

In the Definitive Additional Materials on Schedule 14A filed by Dell on June 24, 2013, Dell did not disclose how the pro forma loss of $323 million from the sale of financing receivables would appear in its statements of income.  Rather, Dell merely provided in a footnote that the EV/EBITDA trading multiple was “pro forma for loss of DFS income of $323mm.”  In the absence of detailed information from Dell, and in an attempt to provide a pro forma statement of income similar to Dell’s actual statements of income, Icahn and SAM chose to show the pro forma loss of $323 million from the sale of financing receivables as an adjustment to operating income.

Definitive Additional Soliciting Materials filed on July 24, 2013

2.	Staff Comment: Please provide us with a brief legal analysis in support of the assertion that the current definition of “Superior Proposal” discourages competing bids.

Response:  As noted in our response letter dated July 5, 2013, we believe the restrictions on the Board’s ability to determine that a competing proposal is a Superior Proposal, especially when considered with respect to a self tender offer or other recapitalization, are inappropriately limiting.  Under the Merger Agreement, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extra-ordinary dividend, or share repurchase, dissolution, liquidation or similar transaction cannot be determined to be a Superior Proposal unless it results in a person acquiring 50% or more of the outstanding shares and the person acquiring such shares is not Dell or any of its subsidiaries (see the proviso at the end of Section 5.3(j) of the Merger Agreement.)  By definition, a pro rata dividend by itself could never alter the ownership percentage of any holder of common stock.  Further, given the number and percentage holdings of Dell’s current stockholders, a Dell self tender offer to all stockholders would almost certainly not result in a single person owning 50% or more of Dell’s outstanding shares. Indeed, we do not see how even the Michael Dell/Silver Lake transaction, structured as it is, could constitute a “Superior Proposal” under the definition in the Merger Agreement.  Because the definition of Superior Proposal excludes so many types of transactions, third parties are naturally discouraged from structuring competing bids that do not meet the narrow definitional requirements of the Merger Agreement.

3.
Staff Comment:  Please provide us, with a view towards revised disclosure, of the legal basis for the statement that “[i]t’s outrageous to construct a merger agreement where a competing bidder does not get compensated with a break up fee if they are matched or topped.” In addition, please provide us with factual examples of when a competing bidder does receive compensation with a break up fee if they are matched or topped. If the cited statement was made in error, issue a corrective statement and provide the factual and legal basis supporting the apparent conclusion that this termination fee is “outrageous.” In making any such clarification, state in prominent, plain language that the participants are not challenging the legality of the termination fees in this transaction. Please also remove the implication that the existence of such fees is illegal as a matter of law.

Response:  As an initial matter, we note that for a competing bidder to put forth a Superior Proposal, such bidder would likely need to secure significant financing commitments, most likely in excess of $10 billion, and the expense of such financing commitments would be substantial.  The Merger Agreement provides that Dell generally cannot enter into any agreement with a competing bidder other than a confidentiality agreement, which effectively makes it impossible for a competing bidder to negotiate a mechanism to recoup the sizable fees necessary to secure financing commitments.  Because of the matching rights in favor of Michael Dell/Silver Lake, a competing bidder has significant risk that their competing bid would just be topped by Michael Dell/Silver Lake, in which case they would have paid sizeable fees for financing commitments yet be without a deal, a situation we believe is fairly characterized as “outrageous.”  To the extent a competing bidder is effectively used as a stalking horse to increase the consideration under Michael Dell/Silver Lake’s transaction, it is reasonable to expect that the Merger Agreement should permit the Company to enter into an arrangement with the competing bidder to receive a break-up fee to cover its financing expenses.  Given the substantial size of the transaction, the enormous amount of financing necessary to even make a Superior Proposal, and the matching rights in favor of Michael Dell/Silver Lake, we believe it is outrageous to expect a competing bidder to pay tens of millions of dollars in commitment fees with no potential for reimbursement in the event its bid is matched or topped by Michael Dell/Silver Lake pursuant to their matching rights.

Leveraged buyouts in general, and leveraged buyouts led by corporate insiders in particular, and the related deal protection mechanisms employed in them, are widely-criticized by the financial press and academics.  It is therefore not surprising that the Dell Board was advised by Evercore Group L.L.C. (“Evercore”) that “[m]atching rights, unless limited, serve to discourage bidders and should be avoided” (see page 18 of Evercore’s presentation to the Board on January 18, 2013, which was filed as Exhibit (c)(10) to Dell’s Schedule 13E-3).  Nevertheless, Dell entered into a merger agreement that provided Michael Dell/Silver Lake with matching rights and generally prevented the Company from entering into any sort of expense reimbursement agreement with a competing bidder.

Further, as we have previously stated, we believe the scope of the termination fee payable in favor of Michael Dell/Silver Lake is outrageously broad.  Because an Acquisition Proposal has been proposed in advance of the stockholders’ vote on the Merger Agreement, in the event that (i) the Merger Agreement is not approved and (ii) within 12 months thereafter Dell engages in a “merger, reorganization, share exchange, consolidation, business combination, recapitalization, extra-ordinary dividend, or share repurchase, dissolution, liquidation or similar transaction,” then the Merger Agreement provides that the full $450 million termination fee would be payable.  See Section 5.3(h) (definition of “Acquisition Proposal”), Section 7.3(a)(i) (in particular clause (z)) and Section 8.15 (definition of “Company Termination Payment”).  Therefore, if the Merger Agreement is voted down, the existing Board is re-elected or members of our slate of directors are elected, and Dell then engages in a self tender offer or special dividend, Dell would be required under the express terms of the Merger Agreement to pay the $450 million Company Termination Fee.  However, we do not by this letter waive any challenges or defenses that may be available with respect to the fee, and we note press reports of a dispute between Michael Dell and Silver Lake on this topic.

4.
Staff Comment:  Advise us, with a view toward corrective disclosure, how the proposed adjustment regarding the treatment of abstentions would “take away the one provision in the Merger Agreement that actually provided stockholders with a voice in their company.” Please address whether or not this statement is legally consistent with Rule 14a-9 in view of the fact that: (1) unaffiliated security holders are still entitled to cast a vote on the proposed transaction; and (2) no evidence exists to suggest that the transaction is no longer structured to require the approval of majority of the unaffiliated shares at such vote.

Response:  We respectfully acknowledge that the sales process and Merger Agreement both included certain protective devices for Dell stockholders, including the establishment of a Special Committee and the go-shop provisions.  However, we note that the Stockholder Approval condition and the Unaffiliated Stockholder Approval condition are the only conditions to the merger that are within the control of Dell stockholders.  (See Article VI of the Merger Agreement).  We believe the Unaffiliated Stockholder Approval requirement was by far the most significant protection for Dell stockholders, in part because it was the only direct protection, as opposed to the other protections that are largely indirect.  We believe the Special Committee fully understood the significance of the Unaffiliated Stockholder Approval requirement since it was one of only two conditions to closing of the transaction that was listed on page 6 of the presentation Evercore made to the Special Committee on February 4, 2013, which is filed as Exhibit (c)(4) to Dell’s Schedule 13E-3.  Furthermore, the Merger Agreement explicitly provides that this condition cannot be waived.

Importantly, we do not believe it is merely a question of whether Michael Dell/Silver Lake’s proposed new standard (that excludes abstentions) entitles stockholders to vote and ultimately requires a majority of unaffiliated stockholders to approve the transaction.  Rather, the fundamental issue concerns the fact that stockholders have relied on this structure for six months.  Dell stockholders have been aware of the Unaffiliated Stockholder Approval requirement, and the fact that such requirement cannot be waived, since the Michael Dell/Silver Lake transaction was first announced in February.  In its Current Report on Form 8-K filed February 6, 2013, Dell stated that “[t]he closing of the Merger is subject to a non-waivable condition that the Merger Agreement be adopted by…at least a majority of all outstanding shares of common stock held by [Unaffiliated Stockholders]” (emphasis added).  As a result, we believe, based on our conversations with other Dell stockholders, that many Dell stockholders who currently oppose the transaction may have simply not voted because they knew that their inaction would count as a vote against the Michael Dell/Silver Lake transaction and that the Unaffiliated Stockholder Approval condition could not be waived.  In other words, Dell stockholders have relied on this provision in deciding whether or not to abstain, and it should not be modified at this late stage.

However, while we believe that our statement that the Unaffiliated Stockholder Approval requirement was the “the one provision” would be understood as hyperbolic by readers, in the future we will adjust our statements in that regard.

* * * * *

If you have any questions regarding these responses, please do not hesitate to contact the attorneys for SAM, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008, or Andrew Langham, Assistant General Counsel of Icahn Capital LP, at (212) 702-4382.

Sincerely,

Southeastern Asset Management, Inc.		Icahn Capital LP

By:	/s/ Steve McBride	By:	/s/ Andrew Langham
	Steve McBride		Andrew Langham
	Assistant General Counsel		Assistant General Counsel

cc:	Nicholas P. Panos
Dennis J. Block
Robert M. Katz